June 26, 2009

By Facsimile and By EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 S St. NE

Washington, DC

USA

20549

Dear Mr. Spirgel:

Re:

Plaintree Systems Inc.

Form 20-F for Fiscal Year Ended March 31, 2008

File No. 000-25872

______________________________________________________________________

This letter is in response to your letter dated June 10, 2009 in which you requested additional information following the review of the information provided to you in our letter dated May 11, 2009 related to certain financial statement disclosure as set out in the above referenced Form 20-F filed by Plaintree Systems Inc. (“Company”).

For convenience, the text of the questions raised in your June 10, 2009 letter have been set out below with the Company’s response provided below the same.

Notes to the Consolidated Financial Statements

Note 3 – Investment in Partnership and Bank loan, page 7

1.

We note that your response to comment 1.  You acknowledge in your response that SOP 78-9 and EITF D-46 require the application of the equity method of accounting unless the investor has “virtually no influence” over partnership operating and financial policies and that, based on certain voting rights, the company had more than “virtually no influence”.  We do not believe that the fact that you chose not to exercise that influence, or that the company no longer holds the investment, make that guidance any less relevant.  Further, discussion accompanying your reconciliation between Canadian GAAP and US GAAP should clarify this and any other material differences between Canadian GAAP and US GAAP that effect the company’s financial statements.  Therefore, we believe that the equity method is the only acceptable method for accounting for the partnership investment under US GAAP.

Notwithstanding, if you believe that providing audited financial statements for the partnership as required by Rule 3-09 of Regulation S-X is an unreasonable requirement under the circumstances we encourage you to request a relief from the requirements from the Office of Chief Accountant of the Division of Corporation Finance.

Response:

Notwithstanding that the Company continues to be of the view that it had virtually no influence over the management and operation of the Buhler partnership, the Company will taking the suggestion as set out in your letter to request relief from the Office of Chief Accountant of the Division of Corporation Finance from the requirements to file audited financial statements of the Buhler partnership.

Notes to Unaudited Consolidated Pro Forma Financial Statements

2.

We note your response to comment 4 and your response to comment 4 in your letter dated March 26, 2009. To help us better understand the relationship among the entities and your conclusion, please provide us the following additional information:

•

Addressing the guidance in FIN 46R, tell us how you concluded that Plaintree was a VIE at the time of the transaction;

•

Tell us when Plaintree became a VIE;

•

And how you determined that Targa was its primary beneficiary.

•

Include a discussion of Plaintree’s inception and, if applicable, Targa’s involvement in its inception.

Response:

Plaintree’s Inception

Plaintree Systems, Inc (“Plaintree”) was founded in the early 1980’s and in 1993 went public on the Toronto Stock Exchange (TSX) and in 1995 on the NASDAQ.

Up until 1999, Targa Group, Inc (“Targa”) and its related parties had no involvement at all with Plaintree.  In 1999, Plaintree was on the verge of insolvency and in December of 1999, Targa Group Inc. (“Targa”) acquired a 49% interest in Plaintree in return for a guarantee to fund up to $3,000,000 of Plaintree’s operating losses. As part of that transaction, Plaintree hired Targa’s management team to run Plaintree.

In March of 2000, Plaintree completed a $10,000,000 private placement of its Common Shares in Canada. Following this, Plaintree primarily raised funds through a series of convertible debentures acquired primarily by Targa or its affiliates and loans provided by Targa and its affiliates, all funded through the sale by Targa of its shares in Plaintree leading to a dilution of Targa’s share ownership in Plaintree.

The 28% share ownership of Targa at the time of the completion of the amalgamation with Hypernetics Inc. and the Triodetic Group of Companies in March 2008 does not include any Common Shares that was to be issued to Targa on the conversion of secured convertible debentures that Targa directly and indirectly held at that time in Plaintree.  If the convertible debenture shares are taken into account, Targa would have held in the aggregate 39,916,359 common shares of Plaintree representing 38.1% of the outstanding Common Shares of Plaintree in March 2008.

Since it acquired its interest in Plaintree in 1999, Targa was by far the largest shareholder in Plaintree with no other shareholder holding greater than 10%.

Consideration of Plaintree as a VIE immediately prior to the amalgamation

Most Recent Reconsideration Event

For the purposes of accounting for the amalgamation transaction in April 2008 among Plaintree, 4439112 Canada Inc (“Numberco”) and Hypernetics Inc  (“Hyper”), it was necessary to determine if Plaintree was a VIE at the date immediately prior to the amalgamation transaction and, if so, which entity was its primary beneficiary at that date.

Based on a review of the period prior to the amalgamation transaction, it was concluded that the most recent reconsideration event in respect of Plaintree was during the quarter ended September 30, 2005 when Plaintree began providing consulting services to a subsidiary of Targa.   There were no reconsideration events after that date up to the date of the amalgamation of Plaintree, Numberco and Hyper on April 1, 2008.  In particular, from that date to the date of the amalgamation transaction, the number of common shares of Plaintree were unchanged at 90,221,634; there were no changes to the equity of Plaintree during the period (other than the operating losses and some $20,000 of an increase in additional paid-in capital due to stock options expense); and there were no changes in Plaintree’s activities during the period.

Please note that Targa is a privately owned Canadian company with no US GAAP reporting requirements, and therefore it did not analyze its investment in Plaintree as a VIE at the implementation of FIN 46R in 2004. Plaintree as the variable interest had no requirement under the standard to consider its own consolidation at that time. The equivalent Canadian GAAP AcG-15 was effective for fiscal years beginning on or after November 1, 2004 (Plaintree’s first fiscal year thereafter ended March 31, 2005). In evaluating the appropriate accounting for its amalgamation with Hyper and Numberco, Plaintree determined the most recent reconsideration event under FIN 46R and determined that event to have occurred in the quarter ended September 30, 2005 (within Plaintree’s fiscal year ended March 31, 2006).

Eligibility for a Scope Out

At September 30, 2005, Targa and its related parties held a number of variable interests in Plaintree, including Targa Electronics Systems Inc. (“Targa Electronics”), a wholly owned subsidiary of Targa, held 25.2 million or approximately 28% of the common shares of Plaintree.

It was concluded that Targa and its related parties were not eligible for a scope out under paragraph 4 of FIN 46R, including because they (including David Watson, as the CEO and a Board member of Plaintree, and Targa, as a significant shareholder) participated significantly in the redesign of Plaintree such that it was to commence consulting activities to entities within the Targa group of companies.

Insufficient Equity at Risk

Plaintree’s assets as at September 30, 2005 of C$9.8 million consisted primarily of (i) related party receivables of C$500k for consulting services provided during the period, (ii) inventories of approximately C$172k, (iii) an investment in a partnership of C$8,800k and (iv) capital assets of approximately C$172k.

Its liabilities as at September 30, 2005 of approximately C$12.5 million consisted primarily of (i) a non-recourse demand bank loan of C$9.1 million which bore prime and was secured over the investment in the partnership and was also guaranteed by the partnership (as a result of payments by Plaintree to secure this guarantee) as well as secured by a general security agreement over the assets of Plaintree and a pledge of Plaintree’s interest in the partnership, (ii) $3.071 million of related party secured and unsecured payables (including convertible debentures), mainly to Targa and its affiliates and (iii) accounts payable and accrued liabilities of approximately C$344k.

Shareholders’ equity at September 30, 2005 was a debit balance of C$(2.77 million) and reflected 90,221,634 common shares issued for approximately C$97.561 million, net of losses to date of approximately C$101.593 million.  Given this situation, Plaintree had a note to its financial statements regarding doubt over its ability to continue as a going concern.

Based on this information, it was concluded that Plaintree’s equity investment at risk was not sufficient to permit it to finance its activities without additional support and that it was, therefore, a VIE at this date.

Plaintree’s net losses for fiscal 2004, 2005 and 2006 were C$(0.71) million, C$(1.98) million and C$(0.3) million, including as a result of the new consulting services provided to the Targa group of companies of C$1.5 million in fiscal 2006.

Even after entering into the consulting activities, Plaintree’s continuation as a going concern was still subject to reasonable doubt. Although the primary purpose of the new consulting activities was to try and protect the unrecognized tax benefits of Plaintree, there was no agreement by the Targa group of companies to pay for any minimum level of service from Plaintree.  Rather the new consulting activities were an on request arrangement, dependent on the continued involvement of David Watson and his Targa group of companies in the activities of Plaintree.

Identification of Plaintree’s Primary Beneficiary immediately prior to the amalgamation:

Based on the information at September 30, 2005, it was concluded that Targa and its related parties were the primary beneficiary of Plaintree and that Targa Electronics, being the entity within the related party group that was most closely associated with Plaintree, should consolidate it.

In reaching this conclusion, it was determined that Targa and its related parties had a majority of the risks and rewards from the operations of Plaintree following its redesign during the quarter ended September 30, 2005.

Although Targa only held 28% of the common shares of Plaintree (and had out-of-the-money conversion rights to increase its ownership to 37%), Plaintree was virtually insolvent. It had liabilities of approximately C$12.5 million at September 30, 2005 and assets at book value of only C$9.8 million – a shortfall of C$2.7 million.  Further, (i) there were no assets which had a fair value significantly greater than their book value (other than possibly the potential value of the unrecognized tax benefits of approximately C$35 million should Plaintree be able to generate taxable income from its operations) and (ii) even after generating approximately C$1.5 million of consulting fees to entities within the Targa Group of companies in fiscal 2006, Plaintree had still incurred a net loss of C$(0.3) million.

Although the largest liability of Plaintree was the demand secured non-recourse bank loan of C$9.1 million, this amount had limited variability/exposure to expected losses.  It was secured by (i) the investment of C$8.8 million in the partnership; (ii) a guarantee by the partnership (as a result of payments by Plaintree to secure this guarantee); and (iii) a general security agreement over the assets of Plaintree (in addition to a pledge of Plaintree’s interest in the partnership).  This was supported by the fact that the loan bore interest at prime, when several of the other loans made to Plaintree bore interest at rates considerably in excess of this.

By comparison, Targa and its related parties held the following interests in Plaintree as at September 30, 2005:

(i)

Targa Electronics held 25.2 million or 28% of the common shares of Plaintree.

(ii)

An affiliate of Targa (Hyper, which is a wholly-owned subsidiary of Targa Electronics) held C$36,000 or 24.8% of the C$145,000 notional amount of secured convertible debentures issued on June 30, 2005 with a carrying value of $24,573 at September 30, 2005. (These were convertible into 900,000 common shares of Plaintree.)

(iii)

Targa held C$220,000 notional amount of secured convertible debentures issued in April 2005 with a carrying value of C$184,983 at September 30, 2005. (These were convertible into 2,000,000 common shares of Plaintree.)

(iv)

Targa held C$181,240 notional amount of secured convertible debentures issued in February 2005 with a carrying value of C$58,469 at September 30, 2005. (These were convertible into 2,788,308 common shares of Plaintree.)

(v)

Targa held C$900,000 amount of secured convertible debentures issued in December 2003 with a carrying value of C$834,750 at September 30, 2005. (These were convertible into 7,826,087 common shares of Plaintree.)

(vi)

Tidal, a company controlled by Targa, held a demand amount receivable in respect of lease arrears obligations of Plaintree, which was secured over the property owned by Plaintree, with a carrying value of C$274,570 at September 30, 2005.

(vii)

The senior officers of Plaintree, David Watson and Bill Watson, held an unsecured interest bearing receivable in respect of consulting fees and salaries due by Plaintree, with a carrying value of C$919,015 at September 30, 2005.

(viii)

Targa had a secured C$500,000 demand loan receivable from Plaintree that bore interest at prime + 5%, with a carrying value of C$361,200 at September 30, 2005.

(ix)

An affiliate of Targa (Hyper, a wholly owned subsidiary of Targa Electronics) had a secured demand loan receivable from Plaintree that bore interest at 10% per annum (the 2005 loan), with a carrying value of C$326,152 at September 30, 2005.

The total of the above amounts (ii) to (ix) due to Targa and its affiliates was C$2,983,712 , of which C$2,064,697 was secured (i.e. all items other than the unsecured interest bearing receivable of David and Bill Watson in respect of consulting fees and salaries) and C$919,015 was unsecured.

It was, therefore, concluded that the majority of the variability/exposure to the expected losses of Plaintree as at September 30, 2005 was held by Targa and its related parties.  As detailed above, Targa and its related parties held debt of C$2,983,712, of which C$2,064,697 was secured and C$919,015 was unsecured. Excluding the partnership investment and the related non-recourse demand bank loan, the book value of Plaintree’s assets at September 30, 2005 (which was not significantly different from the fair value of these assets) was C$0.9 million and the value of Plaintree’s liabilities was C$3.4 million.  Targa and its related parties’ debt represented 88% of these liabilities of C$3.4 million, which was a majority of the risk.

Hence, it was concluded that Targa, which is controlled by David Watson, had a “controlling financial interest” in Plaintree immediately prior to the amalgamation transaction on April 1, 2008.

3.

Further, it appears that the Watson family owned or controlled approximately 28% of Plaintree’s voting shares at the time of the transaction. Tell us the percentage of the voting shares owned by public shareholders and by any other.

Response:

At March 31, 2008, Plaintree had approximately 12,000 shareholders, Targa Electronics (a wholly owned subsidiary of Targa) owned approximately 28% of the shares of Plaintree at the time of the transaction.  One other shareholder (a director) held approximately 1.5% of the shares and no other shareholder held greater than 1%.  Approximately 69.5% of the shares were held by public shareholders with the balance being held 28% by Targa Electronics and 1.5% by a director of Plaintree.

***********

The Company also acknowledges the following:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

(ii)

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and

(iii)

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have additional questions or require further clarification.

Yours truly,

Plaintree Systems Inc.

per:

“Lynn Saunders”

Lynn Saunders

Chief Financial Officer

Plaintree Systems Inc

90 Decosta Place • Suite 100 •  Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647

www.plaintree.com • sales@plaintree.com

 Divisions of Plaintree Systems Inc − Hypernetics • Triodetic • Plaintree